UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 1, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Bioanalytical Systems Inc.

File No. 000-23357 - CF#28332

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Bioanalytical Systems Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on December 29, 2011 as amended by 10-K/A filed on May 02, 2012.

Based on representations by Bioanalytical Systems Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.30 through July 29, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Jennifer Riegel
Special Counsel